SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration 1431 - 1

EXTRACT OF THE MINUTES OF THE 77TH EXTRAORDINARY BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR.

2. DATE AND TIME: April 25, 2006 – at 2pm.

3. PREDISING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary.

4. DELIBERATIONS:
I. approved, by unanimous vote, the Charter of the Board of Directors;
II. approved, by unanimous vote, with amendments, the values identified and proposed for incorporation at the Company’s organizational culture – as a research accomplished with the Company’s workforce -, the updates of the Global Compact principles and the updates of the Code of Conduct;
III. approved, by unanimous vote, the execution of the third addendum to the shareholders’ agreement celebrated between Copel Participações S.A. and Paineira Participações S.A., regarding Elejor – Centrais Elétricas do Rio Jordão S.A., changing the application of the coventants foreseen in the second addendum of the agreement;
IV. sanctioned, by unanimous vote, the capital contribution for UEG Araucária Ltda., at the proportion of Copel’s share, for the payment of administrative expenses; and
V. delivered, for acknowledgment, the summary of the Audit Committe’s Annual Report.

5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; SÉRGIO BOTTO DE LACERDA; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; NELSON FONTES SIFFERT FILHO.

The text of the Minutes of the 77th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s Book #6, registered with the Board Trade of the Paraná State under # 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.